Exhibit 99.3

LAKE SHORE GOLD CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

Three and six months ended June 30, 2015 and 2014

TABLE OF CONTENTS

GENERAL	1
HIGHLIGHTS	3
OUTLOOK	5
CONSOLIDATED FINANCIAL INFORMATION(1)	7
KEY PERFORMANCE INDICATORS(1)	7
REVIEW OF OPERATIONS	10
FINANCIAL REVIEW	14
SUMMARY OF QUARTERLY RESULTS	17
FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES	17
OUTSTANDING SHARE CAPITAL	18
NON-GAAP MEASURES	19
ACCOUNTING POLICIES, STANDARDS AND JUDGMENTS	21
OFF BALANCE SHEET ARRANGEMENTS AND TRANSACTIONS WITH RELATED PARTIES	25
RISKS AND CONTROLS	25
FORWARD-LOOKING STATEMENTS	28
ADDITIONAL INFORMATION	30

GENERAL

This Management’s Discussion and Analysis, or MD&A, is intended to assist the reader in understanding and assessing the trends and significant changes in the results of operations and financial condition of Lake Shore Gold Corp. (the “Company” or “Lake Shore Gold”). This MD&A should be read in conjunction with the unaudited condensed consolidated interim financial statements of the Company, including the notes thereto, for the three and six months ended June 31, 2015 and 2014 (the “financial statements”), which are prepared in accordance with International Financial Reporting Standards (“IFRS”) for interim financial statements, as issued by the International Accounting Standards Board, and the annual MD&A for the year ended December 31, 2014. This MD&A has taken into account information available up to and including July 29, 2015. All dollar amounts are in Canadian dollars unless otherwise stated.

This MD&A contains forward-looking statements. For example, statements in the “Outlook” section are forward looking, and any statements elsewhere with respect to the cost or timeline of planned or expected development, production, or exploration are all forward-looking statements. As well, statements about future production capacity, growth, financial position, capital adequacy and/or the need for future financing are also forward-looking statements. All forward-looking statements, including forward-looking statements not specifically identified in this paragraph, are made subject to the cautionary language at the end of this document, and readers are directed to refer to that cautionary language when reading any forward-looking statements.

Overview

Lake Shore Gold operates two underground gold mines (Timmins West Mine and Bell Creek Mine) and a central milling facility located within the Porcupine Gold Camp in Timmins, Ontario Canada. Gold in doré form is produced at the mill and is shipped for fine refining to a facility in Southern Ontario. The finished gold is sold on a regular basis as it becomes available.  The Company also has a portfolio of undeveloped deposits and highly prospective exploration properties which support both sustainability and future growth. Revenue from gold sales in the most recent fiscal year (2014) totaled $256.1 million from sales of 183,300 ounces (total production of 185,600 gold ounces).

The Company’s Timmins West Complex is located 18 kilometres west of the City of Timmins and hosts the Timmins West Mine, an underground mining operation that produced 142,200 ounces of gold in 2014.  Production at the Timmins West Mine comes from two deposits, Timmins Deposit and Thunder Creek Deposit, both of which are open for expansion. Additional growth opportunities at Timmins West Complex include the 144 Trend and the Gold River Trend Deposit. The 144 Trend is a four kilometre structural corridor which trends in a southwesterly direction commencing approximately 500 metres from the Timmins West Mine. The discovery of two significant zones of gold mineralization since October 2014 (the 144 Gap and 144 Gap SW zones) illustrates the potential for additional gold deposits along the 144 Trend. The Gold River Trend (“GRT”) is a six kilometre long structural corridor, which has an east-west strike and is located 3 kilometres south of the Timmins West Mine. The Gold River Trend Deposit is hosted within the GRT and currently hosts over a million ounces of inferred resources with growth potential.

On the east side of the City of Timmins, the Bell Creek Complex hosts the Company’s milling facility as well as the Bell Creek Mine. The Bell Creek Mine is an underground mine that produced 43,400 ounces in 2014 from mining within the Labine Deposit. The Labine Deposit is currently being mined to the 820 metre level, with reserves outlined to the 1165 Level. There remains a large resource identified below the current reserve in the Labine Deposit to a depth of approximately 1600 metres, providing additional opportunities for growth. The Bell Creek Complex also hosts two additional deposits, Vogel and Marlhill, as well as other exploration targets.

The Company’s central mill, located at the Bell Creek Complex, is a conventional gold milling circuit, which processes ore from both the Timmins West and Bell Creek mines. In 2014, the mill processed over 1.2 million tonnes with average recoveries of 96.6%.

A third gold complex, the Fenn-Gib Deposit, is located approximately 60 kilometres east of Bell Creek. Fenn-Gib is an advanced-stage exploration project, which hosts a large, near-surface deposit with excellent potential for further growth.

Lake Shore Gold is a reporting issuer in all Provinces in Canada (excluding the Territories), and a foreign private issuer in the United States. The Company’s common shares trade on the Toronto Stock Exchange and NYSE MKT under the symbol LSG.

Strategy

Lake Shore Gold’s strategy to become an intermediate gold producer is to mine existing reserves, establish new reserves and resources at its current operations, and explore, discover and selectively acquire new deposits, leading to additional growth in reserves, resources and production.

A key strategic priority for the Company is sustaining and growing its mining business by maintaining safe and responsible operations, being an efficient, low-cost gold producer, generating positive free cash flow and continually investing to explore and develop additional deposits and new discoveries on the Company’s existing properties.

Increasing shareholder value is the main objective of the strategy, and includes consistently meeting and exceeding the Company’s key performance targets. Strong operating performance is a key driver of free cash flow, which in turn funds the work required to continually replace reserves and to build resources in support of production growth, long-life operation and long-term value creation.

HIGHLIGHTS

Lake Shore Gold achieved strong operating and financial results in the first six months of 2015 (“H1/15”), including record half-year performances in gold sales, average unit costs, revenue, cash earnings from mine operations, earnings from mine operations and cash flows from operating activities. Growth in cash flows from operating activities compared to the first half of 2014 (“H1/14”) was achieved at the same time that the Company increased exploration expenditures by $11.5 million mainly related to its ongoing drilling program at the 144 Trend, where two new gold zones have been discovered since the drill program commenced in August 2014. Finance expenses in H1/15 declined $3.4 million or 34% compared to H1/14 reflecting lower debt levels. On May 29, 2015 the Company completed the repayment of its senior, secured debt with the final payment on its gold-linked note.

Performance

•                  Produced 95,600 ounces of gold in H1/15, 42,600 ounces of gold in Q2/15

•                  Poured 96,400 ounces in H1/15, 44,400 ounces in Q2/15

•                  Sold 98,500 ounces in H1/15, 45,900 ounces in Q2/15

•                  Recorded average cash operating cost per ounce sold(1) of US$551 (based on production costs of $67.2 million) in H1/15, US$597 (based on production costs of $33.8 million) in Q2/15

•                  Achieved all-in sustaining costs(2) of US$809 per ounce sold in H1/15, US$877 per ounce in Q2/15

Cash Flow and Profitability

•                  Generated revenue of $146.6 million in H1/15, $67.4 million in Q2/15

•                  Generated cash flows from operating activities of $62.3 million in H1/15, $26.4 million in Q2/15

•                  Increased cash and bullion(5) by $22.3 million to $83.8 million (July 29, 2015)

•                  Invested $23.9 million of capital in H1/15 ($11.6 million in Q2/15), mainly for mine development, new equipment, in-mine drilling and tailings expansion

•                  Completed $12.0 million of drilling and other exploration work in H1/15, mainly at the 144 Trend, $6.8 million in Q2/15

•                  Repaid $7.2 million of gold-linked note in H1/15 ($2.9 million in Q2/15); senior secured debt fully repaid as of May 29, 2015

•                  Achieved cash earnings from mine operations(3) of $79.6 million and earnings from mine operations of $37.6 million in H1/15, $33.7 million and $14.2 million, respectively, in Q2/15

•                  Generated net earnings of $13.8 million in H1/15, $1.7 million in Q2/15

Growth/Exploration

•                  Discovered second gold zone at 144 Trend, 144 Gap SW Zone, and extended minimum dimensions of 144 Gap Zone and high-grade core

•                  Increased planned 2015 exploration expenditures at 144 Trend by approximately $7.0 million (to a total of $25.0 million) during Q2/15 for completion of additional 60,000 metres of surface and underground drilling (total drilling in 2015 increased to 140,000 metres from surface and 40,000 metres from underground)

•                  Launched new $6.0 million underground exploration program at Bell Creek Mine in Q2/15 to support continued growth in reserves and resources and to provide information to assist in evaluating longer-term options for production from the Labine Deep Zone

This MD&A contains measures that are not prepared in accordance with Generally Accepted Accounting Principles as defined under IFRS (“GAAP”). Each of the following is a Non-GAAP measure: cash operating costs and cash operating cost per ounce sold(1), all-in sustaining costs and all-in sustaining cost per ounce sold(2), cash earnings from mine operations(3), and adjusted net earnings(4). The Company believes these Non-GAAP measures provide useful information that can be used by management and investors to evaluate the Company’s performance and ability to generate cash flows. These measures do not have standardized definitions and should not be relied upon in isolation or as a substitute for measures prepared in accordance with GAAP. A reconciliation of these measures to amounts included in the Consolidated Statements of Comprehensive Income for the three and six months ended June 30, 2015 and 2014 begins on page 19 of this MD&A.

(1)         Cash operating costs and cash operating cost per ounce are Non-GAAP measures. In the gold mining industry, cash operating costs and cash operating costs per ounce are common performance measures but do not have any standardized meaning. Cash operating costs are derived from amounts included in the Consolidated Statements of Comprehensive Income and include mine site operating costs such as mining, processing and administration as well as royalty expenses, but exclude depreciation, depletion and share based payment expenses and reclamation costs. Cash operating costs per ounce are based on ounces sold and are calculated by dividing cash operating costs by commercial gold ounces sold; US$ cash operating costs per ounce sold are derived from the cash operating costs per ounce sold translated using the average Bank of Canada C$/US$ exchange rate for the period. The Company discloses cash operating costs and cash operating costs per ounce as it believes the measures provide valuable assistance to investors and analysts in evaluating the Company’s operational performance and ability to generate cash flow. The most directly comparable measure prepared in accordance with GAAP is total production costs. A reconciliation of cash operating costs and cash operating cost per ounce to total production costs for the three months and six months ended June 30, 2015 and 2014 is set out on page 19 of this MD&A.

(2)         All-in sustaining costs and all-in sustaining cost per ounce are Non-GAAP measures. These measures are intended to assist readers in evaluating the total costs of producing gold from current operations. While there are no standardized meanings across the industry for these measures, the Company’s definitions conform to the all-in sustaining costs definition as set out by the World Gold Council in its guidance note dated June 27, 2013. The Company defines all-in sustaining costs as the sum of production costs, sustaining capital (capital required to maintain current operations at existing levels), corporate general and administrative expenses, in-

mine exploration expenses and reclamation cost accretion related to current operations. All-in sustaining costs exclude growth capital, growth exploration expenditures, reclamation cost accretion not related to current operations, interest expense, debt repayment and taxes. The costs included in the calculation of all-in sustaining costs are divided by commercial gold ounces sold to obtain the all-in sustaining cost per ounce; US$ all-in sustaining cost per ounce sold is translated using the average Bank of Canada C$/US$ exchange rate for the period. The most directly comparable measure prepared in accordance with GAAP is total production costs. A reconciliation of all-in sustaining costs and all-in sustaining cost per ounce to total production costs for three and six months ended June 30, 2015 and 2014 is set out on page 20 of this MD&A.

(3)         Cash earnings from mine operations is a Non-GAAP measure and does not have any standardized meaning. The Company discloses cash earnings from mine operations as it believes this measure provides valuable assistance to investors and analysts in evaluating the Company’s ability to finance its ongoing business and capital activities. The most directly comparable measure prepared in accordance with GAAP is earnings from mine operations. Cash earnings from mine operations represent the earnings from mine operations prior to deducting non-cash expenses, and is calculated by adding depletion, depreciation and share based payments in production costs to earnings from mine operations. A reconciliation of cash earnings from mine operations to earnings from mine operations for the three and six months ended June 30, 2015 and 2014 is set out beginning on page 20 of this MD&A.

(4)         Adjusted net earnings excludes impairment charges, other income/losses (which includes gains/losses and other costs incurred for acquisition and disposal of mining interests, unrealized and non—cash realized gains/losses on financial instruments) as well as significant non-cash non-recurring items. The Company also excludes the net (earnings) losses from the Company’s investments in associates as well as write down/off of investments in associates. The Company excludes these items from net earnings to provide a measure which allows the Company and investors to evaluate the operating results of the core operations of the Company and its ability to generate operating cash flows to fund working capital requirements, future capital expenditures and service outstanding debt. A reconciliation of adjusted net earnings to net earnings for the three and six months ended June 30, 2015 and 2014 is set out beginning on page 21 of this MD&A.

(5)         Bullion represents gold poured in doré that has not yet been included in revenue and for which cash has not yet been received, valued at market price.

OUTLOOK

The Company revised its full-year 2015 guidance on July 8, 2015. Production in 2015 is now expected to total at least 180,000 ounces, which compares to the previous guidance of between 170,000 and 180,000 ounces. Cash operating costs per ounce sold for the year are now targeted at below US$650 versus previous guidance of between US$650 and US$700, while all-in sustaining costs are targeted at under US$950 per ounce sold compared to the former target range of US$950 to US$1,000. The Company remains on track to mine and process approximately 1.3 million tonnes in 2015 at an average grade now expected to exceed the Company’s full-year 2015 guidance of 4.4 grams per tonne.

	Revised 2015	Initial 2015	Q2/15	H1/15
2015 Targets	Targets	Targets	(Actual)	(Actual)
Ounces produced (in thousands)	180.0	170.0 –180.0	42,600	95,600
Cash operating costs (US$/oz)	<650	650 – 700	597	551
All-in sustaining costs (US$/oz)	<950	950 – 1,000	877	809
Total production costs ($ millions)	125	125	33.8	67.2
Key Assumptions in Targets
Average gold price (US$/oz)	1,170	1,170	1,197	1,208
US$/C$ exchange rate (US$)	0.81	0.90	0.81	0.81

Exploration work at the 144 Trend is progressing on schedule, with the Company targeting an initial resource for the 144 Gap Zone for the end of 2015 (to be released in early 2016). Exploration expenditures at the 144 Trend in the second half of 2015 (“H2/15”) are expected to total approximately $14.0 million, which will fund the completion of the exploration drift from Thunder Creek, approximately 40,000 metres of underground drilling into the 144 Gap Zone and approximately 55,000 metres of surface drilling. At Bell Creek, the Company will invest approximately $6.0 million during H2/15 to complete 32,500 metres of underground drilling and 800 metres of development as part of the new underground exploration program. The Company is well financed to fund its operations, capital investment and exploration expenditure plans and to meet all other financial obligations over the remainder of the year

Subsequent Event

On July 16, 2015, the Company submitted a binding proposal to Temex Resources Corp. (“Temex”) for the acquisition of all of the common shares of Temex. Under the terms of the proposal, Temex shareholders would receive, for each Temex share, 0.105 of a Lake Shore Gold share (19.5 million shares of the Company valued at $23,705 at July 15, 2015).

The proposal by the Company follows the announcement in June that Temex had entered into an agreement with Oban Mining Corporation (“Oban”) in respect of its proposed acquisition of all common shares of each of Eagle Hill Exploration Corporation, Ryan Gold Corp., Corona Gold Corporation and Temex (the “Oban Agreement”).

Temex has disclosed that its Board of Directors has determined that the proposed agreement with Lake Shore Gold is a “superior proposal” as defined in the Oban Agreement and has provided notice of such determination to Oban.

Under the terms of the Oban Agreement, Oban has a period of ten business days expiring on July 30, 2015 (the “Response Period”) to submit an offer to amend the terms of that agreement with Temex. If, within the Response Period, Oban offers to amend the Oban Agreement such that the Temex Board determines that the proposed agreement with Lake Shore Gold is no longer a superior proposal, Temex will be required to enter into an amendment to the Oban Agreement and implement the amended agreement. In that circumstance, no agreement will be entered into between Temex and Lake Shore Gold with respect to the transaction proposed by Lake Shore Gold.

Temex has disclosed that if, within the Response Period, Oban does not offer to amend the Oban Agreement, or if the proposed Lake Shore Gold transaction continues to be superior to an amended transaction proposed by Oban, Temex may pay Oban the agreed upon termination payment of $691,856, terminate the Oban Agreement, and enter into an agreement with Lake Shore Gold to complete a transaction on the terms proposed by Lake Shore Gold. In that event, the agreement proposed by the Company would require the directors and officers of Temex to enter into lock-up agreements with respect to the transaction with Lake Shore Gold on substantially the same terms as the agreements entered into with Oban and pursuant to which, among other things, they would agree to vote their Temex common shares in favour of the Lake Shore Gold transaction at a meeting of shareholders of Temex to be called to consider such transaction.

CONSOLIDATED FINANCIAL INFORMATION(1)

	Three months ended June 30,		Six months ended June 30,
(in $’000, except the per share amounts)	2015	2014	2015	2014
Revenue	$67,442	$75,091	$146,566	$136,550
Production costs	$33,789	$32,732	$67,220	$62,405
Earnings from mine operations	$14,205	$22,058	$37,550	$36,347
Net earnings	$1,714	$12,907	$13,780	$17,494
Basic net income per share	$0.00	$0.03	$0.03	$0.04
Cash flows from operating activities	$26,399	$36,828	$62,254	$61,756

KEY PERFORMANCE INDICATORS(1)

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Tonnes milled	327,100	309,800	627,000	593,600
Grade	4.2	5.4	4.9	5.3
Average mill recoveries	96.8%	96.6%	96.7%	96.6%
Ounces recovered	42,600	52,300	95,600	96,900
Ounces poured	44,400	53,500	96,400	99,200
Ounces sold	45,900	53,500	98,500	96,500
Average price (US$/oz)	$1,197	$1,289	$1,208	$1,291
Average price ($/oz)	$1,470	$1,404	$1,488	$1,416
Cash operating costs (US$/oz)	$597	$560	$551	$588
Cash operating costs ($/oz)	$734	$610	$680	$645
All - in sustaining costs (US$/oz)	$877	$784	$809	$862
All - in sustaining costs ($/oz)	$1,078	$854	$999	$946
Cash earnings from mine operations ($000s)	$33,746	$42,460	$79,578	$74,341
Adjusted net earnings ($000s)	$554	$12,947	$11,656	$18,410
Adjusted net earnings per share ($/share)	$0.00	$0.03	$0.03	$0.04

(1)         The Company’s Consolidated Financial Information includes measures prepared in accordance with GAAP. The Company’s Key Performance Indicators include a number of Non-GAAP measures, including cash operating costs, all-in sustaining costs, cash earnings from mine operations as well as adjusted net earnings and adjusted net earnings per share, which the Company believes provide useful information that can be used to evaluate the Company’s performance. These Non-GAAP measures do not have standardized definitions and should not be relied upon in isolation or as a substitute for the measures prepared in accordance with GAAP. A reconciliation of these measures to amounts included in the Consolidated Statements of Comprehensive Income is set out beginning on page 19 of this MD&A.

An ongoing key objective for the Company is to sustain and grow its mining business by maintaining safe and responsible operations, being an efficient, low-cost gold producer and by generating positive free cash flow. Achieving this objective is important for funding the Company’s operations, reducing debt and providing the financial strength to invest in future growth. The key performance indicators that drive cash flow generation include gold production, gold poured and gold sales, as well as unit costs which, along with the gold price, determine the Company’s margins. Also important to the Company’s cash position is its ability to manage its capital investment as well as its debt levels. Another indicator of the Company’s ability to generate cash flow is cash earnings from mine operations, which along with earnings from mine operations, net earnings and adjusted net earnings are the Company’s primary earnings measures.

Production of 95,600 Ounces in H1/15 Leads to Positive Revision to 2015 Guidance

The Company produced 95,600 ounces in H1/15, similar to the 96,900 ounces produced in the first six months of 2014 (“H1/14”). The 95,600 ounces produced to the end of June 30, 2015 resulted in a revision to the Company’s guidance, to at least 180,000 ounces from a range of

170,000 to 180,000 ounces previously. Mill throughput during H1/15 was 627,000 tonnes at an average grade of 4.9 grams per tonne, which compared to 593,600 tonnes at an average grade of 5.3 grams per tonne in H1/14. The average grade in H1/15 was higher than the Company’s guidance for full-year of 4.4 grams per tonne and reflected a record quarterly grade of 5.7 grams per tonne in the first quarter of the year.

Production in Q2/15 was 42,600 ounces compared to 52,300 ounces in the second quarter of 2014 (“Q2/14”). Mill throughput in Q2/15 was 327,100 tonnes at an average grade of 4.2 grams per tonne. In Q2/14, mill throughput totaled 309,800 tonnes at an average grade of 5.4 grams per tonne. The distribution of average grades over the first two quarters of 2015 was largely related to mine sequencing.

Record Gold Sales Drive Increase in Revenue

Gold sales in H1/15 were a record 98,500 ounces, a 2% increase from the previous record of 96,500 ounces in H1/14. Total revenue of $146.6 million in H1/15 was also a record and increased 7% from $136.6 million in H1/14. Of the increase in revenue, $2.9 million related to the increase in gold sales compared to H1/14. The remaining $7.1 million of the increase was due to a 5% increase in the average Canadian dollar selling price of gold (to $1,488 per ounce in H1/15 from $1,416 per ounce in H1/14). The increase in the Canadian dollar gold price resulted from the weakening of the Canadian dollar compared to the US dollar, with an average exchange rate in H1/15 of US$0.81:C$1.00 versus US$0.91:C$1.00 in H1/14. The average US dollar gold price in H1/15 declined 6% compared to H1/14 (to US$1,208 per ounce from US$1,291 per ounce).

Gold sales in Q2/15 totaled 45,900 ounces, which compared to sales of 53,500 ounces in Q2/14. Revenue in Q2/15 totaled $67.4 million versus $75.1 million in Q2/14. A $3.0 million favourable impact on revenue resulting from a 5% increase in the average Canadian dollar selling price of gold was more than offset by a $10.6 million reduction due to the change in sales volumes compared to Q2/14. The favourable price impact resulted from a weakening of the Canadian dollar, with the average US dollar gold price declining by 7% to US$1,197 from US$1,289 in Q2/14. The average exchange rate in Q2/15 was US$0.81:C$1.00 compared to US$0.92:C$1.00 in Q2/14.

Unit Cost Guidance Improved Following Strong H1/15 Performance

Cash operating cost and all-in sustaining cost per ounce sold in H1/15 averaged US$551 and US$809, respectively, an improvement from the comparable levels in 2014 and significantly better than the Company’s initial target ranges for full-year 2015 of US$650 to US$700 and US$950 to US$1,000, respectively. In H1/14, cash operating costs averaged US$588 per ounce sold, while all-in sustaining costs were US$862 per ounce sold.  The improvement in both cash operating costs and all-in sustaining costs in H1/15 compared to H1/14 related to a weaker Canadian/U.S. dollar exchange rate, which more than offset the impact of a reduction in average grades during the H1/15. Following the end of H1/15, the Company revised its unit cost guidance for 2015, with cash operating costs for the full year now targeted at better than US$650 per ounce sold and all-in sustaining costs targeted at below US$950 per ounce sold.

In Q2/15, cash operating costs averaged US$597 per ounce sold, while all-in sustaining costs were US$877 per ounce sold. Unit costs in Q2/15 were higher than in Q2/14 reflecting a lower average grade in Q2/15 (4.2 grams per tonne compared to 5.4 grams per tonne in Q2/14), which more than offset the impact of a weaker Canadian dollar. Cash operating costs in Q2/14 averaged US$560 per ounce sold, with all-in sustaining costs averaging US$784 per ounces sold.

Capital investment of $23.9 million in H1/15

During H1/15, the Company invested a total of $23.9 million mainly related to mine development, new equipment, in-mine drilling as well as an expansion of its tailings facility (also included $0.7 million for the acquisition of the patent rights to the Vogel property). Capital investment in Q2/15 totaled $11.6 million.

Debt Repayments of $7.2 Million H1/15 — Gold-Linked Note Fully Repaid as of May 29, 2015

Debt repayments in H1/15 totaled $7.2 million, which related to the remaining monthly payments on the Company’s gold-linked note. The final payment on the gold-linked note was made on May 29, 2015. As a result, the Company had no senior secured debt outstanding at June 30, 2015. The Company’s only remaining debt, excluding financial leases, is a $103.5 million unsecured convertible debenture due September 30, 2017.

Cash and Bullion of $83.8 Million at July 29, 2015

Cash and bullion at July 29, 2015 totaled $83.8 million, including $72.0 million of cash and cash equivalents and $11.8 million of bullion valued at market prices. The $83.8 million of cash and bullion at July 29, 2015 was $22.3 million or 35% higher than the $61.5 million of cash and bullion at December 31, 2014 and reflected strong internal cash flow generation during H1/15.

Cash flow from operating activities, after movements in working capital, was $62.3 million in H1/15 ($26.4 million in Q2/15), slightly higher than $61.8 million in H1/14. Investing activities represented a use of cash totaling $23.5 million in H1/15 ($10.8 million in Q2/15), reflecting capital expenditures during the first six months of the year, including movements in working capital. Financing activities accounted for a use of cash totaling $11.7 million in H1/15 ($4.8 million in Q2/15), reflecting debt repayments and payments related to finance lease obligations.

Growth in Both Cash Earnings and Earnings from Mine Operations in H1/15

The Company generated record cash earnings from mine operations in H1/15 of $79.6 million, an increase of 7% from $74.3 million in H1/14. The growth in cash earnings from mine operations mainly reflected a 5% increase in the Canadian dollar gold price as well as a 2% increase in gold sales in H1/15 compared to H1/14.  Earnings from mine operations, which includes cash earnings from mine operations as well as the impact of depreciation and depletion expense and share-based payments, were also a record, totaling $37.6 million in H1/15 compared to $36.3 million in H1/14. Growth in cash earnings from mine operations in H1/15 mainly accounted for the increase in earnings from mine operations.

Cash earnings from mine operations in Q2/15 totaled $33.7 million compared to $42.5 million in Q2/14, mainly reflecting lower gold sales due to a reduction in average grades. Earnings from mine operations in Q2/15 totaled $14.2 million versus $22.1 million in Q2/14, with the decrease reflecting the decrease in cash earnings from mine operations.

Net Earnings Total $13.8 Million in H1/15, $0.03 per Common Share

Net earnings in H1/15 totaled $13.8 million or $0.03 per common share, which compared to net earnings of $17.5 million or $0.04 per common share in H1/14. The reduction in net earnings mainly reflected higher exploration expenditures in H1/15, as the Company advanced its exploration program at the 144 Trend. Increased exploration expenses were only partially offset by the impact of higher gold sales, an increase in the average Canadian dollar gold price and lower finance expense, the latter reflecting the significant level of debt repayment over the last year.

In Q2/15, net earnings were $1.7 million, or $0.00 per common share, compared to $12.9 million, or $0.03 per common share in Q2/14. The reduction from the prior year related to lower earnings from mine operations and increased exploration expenses as a result of the exploration program at the 144 Trend, partially offset by reduced finance expense.

Adjusted Net Earnings of $11.7 Million H1/15

Adjusted net earnings (see the Non-GAAP Measures section on page 21 of this MD&A for a full definition) in H1/15 totaled $11.7 million versus adjusted net earnings of $18.4 million in H1/14. Adjusted net earnings in Q2/15 totaled $0.6 million versus $12.9 million in Q2/14.

REVIEW OF OPERATIONS

Processing

The Company’s central mill, located at the Bell Creek Complex, is a conventional gold mill circuit, involving crushing and grinding, gravity and leaching, followed by carbon-in-leach and carbon-in-pulp processes for gold recovery. The milling facility is located approximately 20 kilometres east of the City of Timmins. The mill, which processes ore from both the Timmins West and Bell Creek mines, currently operates at an annual rate of approximately 1.3 million tonnes per year and has consistently achieved metallurgical recoveries exceeding 96%.

During H1/15, the Company processed 627,000 tonnes, a 6% increase from the 593,600 tonnes processed in H1/14. The average grade of ore processed in H1/15 was 4.9 grams per tonne, which compared to 5.3 grams per tonne in H1/14. The change in the average grade reflected a greater proportion of processed ore coming from higher-grade stopes in H1/14 than during H1/15.  Average mill recoveries during in H1/15 were 96.7%, similar to the 96.6% achieved in H1/14.

During Q2/15, the Company processed 327,100 tonnes of ore at an average grade of 4.2 grams per tonne and average recoveries of 96.8% for a total of 42,600 recovered ounces. Production in Q2/15 compared to 309,800 tonnes at an average grade of 5.4 grams per tonne and recoveries of 96.6% for 52,300 ounces in Q2/14.

During H1/15, the Company invested $2.1 million ($1.2 million in Q2/15) at the Bell Creek Mill, which mainly related to the further expansion of its tailings facility.

Timmins West Mine

The Timmins West Mine is an underground mine located approximately 18 kilometres west of Timmins, Ontario at the junction of highways 101 and 144. The current mine represents the combination of the Timmins Deposit and the adjacent Thunder Creek Deposit into a single fully integrated mining operation, effective January 1, 2012. The Company produces ore at Timmins West Mine using a 710 metre, 5.5 metre diameter shaft, with a 6,000 tonne per day total hoisting capacity. The ore is accessed using mobile equipment via internal ramps both from surface and the main shaft. Primary mining methods include longitudinal and transverse longhole mining. Broken ore is removed from the stopes using remote controlled Load-Haul-Dump Loaders (“LHDs”), loaded onto trucks and hauled to the main shaft rockbreaker station prior to skipping to surface.

A total of 75,000 ounces of gold was produced at Timmins West Mine in H1/15, which resulted from processing 482,900 tonnes at an average grade of 5.0 grams per tonne. Production in H1/15 was similar to the 76,000 ounces (464,700 tonnes at an average grade of 5.2 grams per tonne) produced in H1/14.

In Q2/15, a total of 32,000 ounces of gold was produced at Timmins West Mine, as a result of processing 252,300 tonnes of ore at an average grade of 4.1 grams per tonne. The Q2/15 production compared to 41,900 ounces in Q2/14 when the Company processed 248,800 tonnes at an average grade of 5.4 grams per tonne. The average grade in Q2/15 was lower than the average grade in both Q2/14 and the first quarter of 2015 (5.7 grams per tonne) as a result of mine sequencing. During H1/15, a greater proportion of higher-grade stopes were mined during the first quarter of the year than the second quarter, whereas the opposite was the case during H1/14.

During H1/15, the Company invested $14.1 million at the Timmins West Mine ($7.0 million in Q2/15), largely related to mine development, equipment and in-mine definition and delineation drilling. The Company completed 1,900 metres of capital development in H1/15 (1,000 metres in Q2/15), mainly focused on continued ramp advancement and level development at both Timmins Deposit and Thunder Creek. As at June 30, 2015, the ramp at Timmins Deposit had been developed to below the 950 Level. At Thunder Creek, a significant milestone was achieved on June 11, 2015 when the upper and lower ramps were joined, providing surface ramp access to all areas of Timmins West Mine. In addition to all other associated infrastructure development, a portion of the capital development in H1/15 was related to establishing exploration drifts on the 480, 790 and 910 levels at Timmins Deposit.

A total of 53,800 metres of mostly in-mine, definition drilling was completed in H1/15 (27,000 metres in Q2/15). Drilling at the Timmins Deposit during Q2/15 was focused on the Ultramafic and Footwall zones between the 990 and 1210 levels from the 910 Level exploration drift. As well, one drill was active in the 500 Level main access and the 480 Level exploration drift testing several Main Zone structures and Footwall veins between the 630 to 420 levels. At Thunder Creek, drilling tested both the Rusk and the Porphyry zones from the 555 Level and 520 Level. Exploration drilling was initiated from the exploration drift being driven from Thunder Creek to the 144 Gap area to test a large unexplored syenite body located just southwest of the Thunder Creek Deposit.

Bell Creek Mine

The Bell Creek Mine is an underground mine located approximately 20 kilometres northeast of Timmins, Ontario. Ore at Bell Creek is trucked to surface using a five metre wide by five metre high ramp. Longitudinal longhole stoping is the primary mining method. Broken ore is removed from the stope using remote controlled LHDs, and trucked to surface.

Production from Bell Creek Mine in H1/15 totaled 20,600 ounces, which resulted from processing 144,100 tonnes at an average grade of 4.6 grams per tonne. The 20,600 ounces produced in H1/15 was largely unchanged from the 20,900 ounces (129,000 tonnes at an average grade of 5.3 grams per tonne) produced in H1/14. The change in average grade compared to H1/14 mainly related to stope sequencing.

Production from Bell Creek Mine in Q2/15 totaled 10,600 ounces (74,800 tonnes at an average grade of 4.6 grams per tonne), which was slightly higher than the 10,400 ounces (61,000 tonnes at an average grade of 5.6 grams per tonne) produced in Q2/14. The average grade in Q2/14 was a quarterly record for Bell Creek and reflected a significant proportion of processed ore during the quarter coming from high-grade stopes in the North A Zone.

In H1/15, the Company invested $7.0 million ($3.4 million in Q2/15) at the Bell Creek Mine for mine development, equipment and in-mine drilling. The Company completed 1,330 metres of capital development in H1/15 (590 metres in Q2/15). As at June 30, 2015, the ramp had been extended past the 840 Level, with development having commenced on that level. Escape ways and ventilation raises were advancing towards the 820 Level at the end of H1/15.

A total of 16,392 metres of mostly in-mine, definition drilling was completed in H1/15 (8,056 metres in Q2/15). Diamond drilling was completed from drifts on the 370, 610, 760 and 790 levels, as well as the 820 Level ramp remuck, in order to support the mine plan for 2015 as well as to infill select vein zones for future mining. Structures tested were mainly in the NA and NA2 zones which are the main focus of mining in 2015.

On May 4, 2015, the Company announced plans for a new underground exploration program at Bell Creek Mine. The new program, which will involve approximately $6.0 million of additional capital expenditures in 2015, is intended to increase the size of the reserve and resource base at Bell Creek in order to further extend mine life, as well as provide important information to assist the Company in evaluating longer-term options for mine production from the Labine Deep Zone. The new program involves 32,500 metres of additional underground drilling and 800 metres of development for an underground drill platform. Work related to the new underground exploration program commenced near the end of Q2/15.

144 Trend

In August 2014, the Company commenced a drill program at the 144 Trend, located southwest of Thunder Creek, with 24,400 metres completed during 2014 and an additional 85,400 metres completed during H1/15 (45,200 metres in Q2/15). The drill program, to date, has been largely focused on the area adjacent to Thunder Creek (the 144 Gap), with drilling also planned for the 144 North and 144 South targets further to the southwest.

144 Trend
Timmins Deposit
Timmins West Mine
Thunder Creek
144 Trend
144 Gap Zone Discovery
(Within 500 m of Thunder Creek)
144 Gap
144 Gap SW Zone Discovery
(Within 200 m of 144 Gap Zone)
144 North
Near-Term Exploration Targets
Gold River Project
M&I: 690k tonnes @ 5.3 gpt (117k oz)
Inferred: 5.3M tonnes at 6.1 gpt (1.0M oz)
144 South
Gold River Trend
101
144
N
Legend
GeologicTrend
Interpreted Faults
Property Outlines
Mafic Volcanics
Porphyritic Syenite
Intermediate Volcanics
Ultramafic Volcanic
Ultramafic Intrusive
Metasediments

Since the commencement of the drill program, a total of six press releases announcing drill results have been issued, two during the fourth quarter of 2014 and four during the first six months of 2015. Included in the results to date has been the discovery of two significant zones of gold mineralization, including the 144 Gap Zone and the 144 Gap SW Zone. The 144 Gap Zone, which was discovered in October 2014, is a large gold zone with minimum dimensions of 400 metres along strike and 400 metres down dip. The Zone includes a significant high-grade core, which remains open for expansion. The 144 SW Zone was discovered in June 2015 with the first eight holes that were drilled further to the southwest of the 144 Gap Zone. The 144 Gap SW Zone has been intersected over a minimum strike length of 125 metres and is situated within 200 metres of the 144 Gap Zone.

The 2015 work program at the 144 Trend initially included $18.0 million of exploration expenditures and involved approximately 90,000 metres of surface drilling, 30,000 metres of underground drilling and an exploration drift from Thunder Creek to establish an underground drill platform. Total expenditures at the 144 Gap Zone in H1/15 were $11.4 million, which financed 85,400 metres of surface drilling during H1/15, as well as 715 metres of total development at the 144 exploration drift. The drift is scheduled for completion during the third quarter of 2015.  The Company’s goal is to establish a first resource at the 144 Gap Zone for December 31, 2015, to be released early in 2016.

On May 4, 2015, the Company announced that, largely based on the success to date at the 144 Gap Zone, exploration expenditures in 2015 would be increased by approximately $7.0 million, bringing total spending for the 144 exploration program during the year to $25.0 million. The new spending will fund 50,000 metres of additional surface drilling, 10,000 metres of additional underground drilling and a new geophysical program to be completed to the southwest of the 144 Gap Zone. The additional underground drilling reflects the fact that the 144 Gap Zone has been identified over a larger area than was envisioned in the original program, and is also intended to increase the proportion of measured and indicated resources to be included in the first resource estimate. No exploration work or surface drilling related to the new program was completed during Q2/15.

Recent interpretations suggest that the mineralization in the 144 Gap area is contained within broad zones of hydrothermal alteration and deformation measuring up to 100 m wide and closely associated with syenite intrusions, quartz veining, pyrite, scheelite and/or galena and multiple occurrences of visible gold. Mineralization appears to be contained in a series of thick higher-grade chutes within an easterly plunging system. Some of the best mineralization identified to date is contained in a thick high-grade core at the 144 Gap Zone, which is estimated to measure 300 m in vertical height, 50 to 125 metres in width and 75 to 125 metres in strike length.

FINANCIAL REVIEW

The table that follows highlights the results of operations for the three and six months ended June 30, 2015 and 2014:

	Three months ended June 30,		Six months ended June 30,
(in $’000, except the per share amounts)	2015	2014	2015	2014
Revenue	$67,442	$75,091	$146,566	$136,550
Cash operating costs	(33,696)	(32,631)	(66,988)	(62,209)
Cash earnings from operations	$33,746	$42,460	$79,578	$74,341
Depreciation and depletion	(19,448)	(20,301)	(41,796)	(37,798)
Share based payments in production costs	(93)	(101)	(232)	(196)
Earnings from mine operations	$14,205	$22,058	$37,550	$36,347
Expenses*
General and administrative	(2,681)	(3,179)	(5,501)	(6,080)
Exploration	(6,827)	(213)	(11,981)	(447)
Share based payments in expenses	(1,117)	(854)	(2,240)	(1,606)
	3,580	17,812	17,828	28,214
Other income (loss), net	1,160	73	2,124	(534)
Share of loss of investments in associates	—	(113)	—	(382)
Earnings before finance items	4,740	17,772	19,952	27,298
Finance expense, net	(3,026)	(4,865)	(6,172)	(9,804)
Net earnings	$1,714	$12,907	$13,780	$17,494
Net basic and diluted earnings per share	$0.00	$0.03	$0.03	$0.04

* General and administrative expenses differ from the balances on the Consolidated Statements of Comprehensive Income by the share based payments in expenses of $2,240 and $1,117, respectively in H1/15 and Q2/15 ($1,606 and $854, respectively, in same periods for 2014).

Summary

Cash earnings from mine operations of $79.6 million in H1/15 were $5.2 million or 7% higher than in H1/14 due primarily to an increase in the average Canadian dollar gold price ($1,488 per ounce in H1/15 compared to $1,416 per ounce in H1/14) and higher gold sales (98,500 ounces sold in H1/15 compared to 96,500 in H1/14).

Cash earnings from mine operations of $33.7 million in Q2/15 were $8.7 million or 21% lower than in Q1/14 due to lower gold sales (45,900 ounces in Q2/15 compared to 53,500 in same period in 2014), partially offset by an increase in the average Canadian dollar gold price ($1,470 per ounce in Q2/15 compared to $1,404 per ounce in Q2/14).

The Company reported net earnings of $13.8 million and $1.7 million, or $0.03 and $0.00 per common share, respectively, in H1/15 and Q2/15, compared to net earnings of $17.5 million and $12.9 million, or $0.04 and 0.03 per common share, respectively, in the same periods in 2014. The decrease in H1/15 is primarily due to higher spending on exploration ($12.0 million in H1/15 compared to $0.4 million in H1/14) which more than offset higher earnings from mine operations and reduced finance expense. The decrease in Q2/15 is due to reduced earnings from mine operations, reflecting lower revenues, and higher spending on exploration ($6.8 million in Q2/15 versus $0.2 million in Q2/14) which more than offset the impact of lower finance expense.

Revenue

	Three months ended June 30,		Six months ended June 30,
Three months ended March 31,	2015	2014	2015	2014

Gold sales (ounces)	45,900	53,500	98,500	96,500
Realized gold price ($/ounce)	$1,470	$1,404	$1,488	$1,416
Revenue ($’000)	$67,442	$75,091	$146,566	$136,550

Revenue for H1/15 was 7% higher than in the same period in 2014 reflecting higher gold sales and an increase in the average Canadian dollar gold price.

Revenue for Q2/15 was 10% lower than in the same period in 2014 reflecting lower gold sales which more than offset the impact of a 5% increase in the average Canadian dollar gold price.

Cash operating costs

Cash operating costs in H1/15 totaled $67.0 million, which represented $680 per ounce sold compared to cash operating costs of $62.2 million or $645 per ounce in H1/14. Higher per unit costs in H1/15 compared to H1/14 were due to lower grades (4.9 grams per tonne in H1/15 compared to 5.3 grams per tonne in H1/14).

Cash operating costs in Q2/15 totaled $33.7 million, which represented $734 per ounce sold compared to cash operating costs of $32.6 million or $610 per ounce in Q2/14. Higher per unit costs in Q2/15 compared to Q2/14 were due to lower grades (4.2 grams per tonne in Q2/15 compared to 5.4 grams per tonne in Q2/14).

Depreciation and depletion

Depreciation and depletion in H1/15 of $41.8 million was $4.0 million higher than in H1/14 reflecting higher gold sales and slightly higher depreciation and depletion per ounce sold ($424 per ounce in H1/15 or $32 per ounce higher than the $392 per ounce in H1/14).

Depreciation and depletion in Q2/15 of $19.4 million was $0.9 million lower than in Q2/14 reflecting lower gold sales which more than offset the impact of a slightly higher depreciation and depletion per ounce sold ($424 per ounce sold in Q2/15 or $45 per ounce higher than $379 per ounce in Q2/14)

The increase on the depreciation and depletion per ounce sold in H1/15 reflected a higher carrying value of mining interests in 2015 as a result of capital development.

Share based payments in production costs

Share based payments in production costs of $0.2 million and $0.1 million in H1/15 and Q2/15, respectively, were comparable to the same periods in 2014.

Other income (loss) and expenses

General and administrative expenses (net of share based payment expense discussed below) for H1/15 and Q2/15 of $5.5 million and $2.7 million, respectively, were $0.6 million and $0.5 million lower than in the same periods in 2014; the higher spending in 2014 mainly reflected some corporate restructuring expenditures.

Exploration expenses of $12.0 million and $6.8 million, respectively, for H1/15 and Q2/15 increased by $11.5 million and $6.6 million, respectively, from the same periods in 2014 with the increase entirely due to expenditures related to the 144 ($Nil in both H1/14 and Q2/14).

Share based payments in expenses for H1/15 and Q2/15 of $2.2 million and $1.1 million, respectively, were $0.6 million and $0.3 million higher than in the same periods in 2014, with the increase reflecting more performance share units vesting in 2015 as well as the impact of the higher price of the Company’s common shares at June 30, 2015 compared to June 30, 2014.

Other income (loss), net, for the three and six months ended June 30, 2015 and 2014 is as follows (in $’000s):

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Unrealized and realized gain on embedded derivatives	$870	$803	$2,757	$1,789
Unrealized and realized foreign exchange loss, net	(902)	(804)	(2,705)	(2,397)
Amortization of deferred premium on flow through shares	1,192	—	2,072	—
Write down of unamortized transaction costs on loan prepayment	—	(964)	—	(964)
Gain on deemed disposition of investment in associates	—	1,038	—	1,038
Other income (loss), net	$1,160	$73	$2,124	$(534)

The unrealized and realized gain on embedded derivatives represents the gain from the mark to market of the embedded derivatives on the Sprott gold-linked note as a result of movements in gold prices. The gold-linked note was fully paid as at May 29, 2015.

Unrealized and realized foreign exchange loss includes realized and unrealized losses from the mark to market of the embedded derivatives on the Sprott gold-linked note and reflects movements in the C$/US$ exchange rate during the period.

Amortization of deferred premium on flow through shares of $2.1 million and $1.2 million, respectively, for H1/15 and Q2/15 is related to the premium on flow through funds raised by the Company in 2014 (refer to Financial Condition, Liquidity and Capital resources section for more details on the financing).

On June 4, 2014, the Company repaid $10.0 million of its standby line of credit with Sprott and wrote down $1.0 million from unamortized transaction costs.

Gain on deemed disposition of investment in associates of $1.0 million in 2014 is due to the dilution of the interest of the Company on one of its investment in associate and transfer of that investment to available for sale investments.

Share of loss of investments in associates of $Nil in both H1/15 and Q2/15 compares to $0.4 million and $0.1 million, respectively in H1/14 and Q2/14 and represents the Company’s proportionate share of the losses relating to its equity investments for the periods.

Finance expense, net for H1/15 and Q2/15 of $6.2 million and $3.0 million, respectively, decreased by $3.6 million and $1.8 million from the same periods in 2014 with the decrease primarily due to the full repayment of the Company’s standby line of credit with Sprott on December 31, 2014 ($30.0 million outstanding during H1/14) and lower interest expense on the gold-linked note.

SUMMARY OF QUARTERLY RESULTS

The following selected financial data has been prepared in accordance with IFRS and should be read in conjunction with the Company’s interim condensed consolidated financial statements ($000’s, other than “per share” amounts):

Fiscal quarter ended	June 30, 2015	March 31, 2015	December 31, 2014	September 30, 2014
Revenue	$67,442	$79,124	$56,080	$63,514
Earnings from mine operations	14,205	23,345	$11,889	$15,876
Finance expense, net	(3,026)	(3,146)	$(4,341)	$(4,524)
Net earnings	$1,714	$12,066	$(1,500)	$7,621
Net earnings per share* basic and diluted	$0.00	$0.03	$(0.00)	$0.02

Fiscal quarter ended	June 30, 2014	March 31, 2014	December 31, 2013	September 30, 2013
Revenue	$75,091	$61,459	$65,814	$44,301
Earnings (loss) from mine operations	$22,057	$14,290	$(213,260)	$7,554
Finance expense, net	$(4,865)	$(4,939)	$(5,286)	$(3,495)
Net earnings (loss)	$12,906	$4,587	$(225,693)	$(1,718)
Net earnings (loss) per share* - basic and diluted	$0.03	$0.01	$(0.54)	$(0.00)

* Net earnings (loss) per share is calculated based on the weighted average number of shares outstanding for the quarter

The loss from mine operations in Q4/13 included impairment charges related to the Timmins West Mine cash generating unit of $225.0 million. Excluding the impairment charges, earnings from mine operations in Q4/13 were $11.7 million. Absent the impairment charges, the increase in earnings from mine operations in Q4/13 compared to the previous quarter was due to higher gold sales and lower production costs, partially offset by lower gold price realized.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

In H1/15, the Company generated cash from operating activities of $62.3 million which compares to $61.8 million in same period in 2014, with the increase reflecting higher cash earnings from mine operations, resulting from a higher average Canadian dollar gold price and greater sales volumes, as well as lower interest expense and interest payments due to the standby line with Sprott being fully repaid as at December 31, 2014. The increase in cash from operating activities was achieved despite an $11.5 million increase in exploration and evaluation expenses in H1/15 compared to the same period in 2014.

In Q2/15, the Company generated cash from operating activities of $26.4 million, which compares to $36.8 million in same period in 2014, with the decrease reflecting lower cash earnings from mine operations resulting from lower sales volumes, as well as higher exploration and evaluation expenses. These factors more than offset the impact of lower finance expense and finance payments.

Receivables and prepaids at June 30, 2015 of $3.6 million are comparable to balances at December 31, 2014 ($3.7 million). Accounts payable and accrued liabilities of $29.0 million at June 30, 2015 are $2.5 million higher than the balance at December 31, 2014 ($26.5 million) due to the timing of payments.

Net cash used in investing activities of $23.5 million and $10.8 million, respectively in H1/15 and in Q2/15 are $3.5 million and $1.9 million lower than in same periods in 2014 and mainly represents the capital invested on mining interests.

In 2014, the Company raised gross proceeds of $20.1 million by issuing flow through common shares under two private placements (5.3 million flow through common shares at $0.95 per flow through share issued in May 2014 and 12.9 million flow through common shares at $1.17 per flow through share issued in December 2014). The Company has until December 31, 2015 to spend the flow through funds raised in 2014 on eligible Canadian exploration expenditures (“CEE”). The Company has spent $11.4 million on CEE to June 30, 2015 ($3.0 million to December 31, 2014).

On June 14, 2012, the Company signed a financing agreement with Sprott for a credit facility totaling up to $70.0 million, secured by the material assets of the Company. The credit facility involved two components, a $35.0 million gold-linked note and a standby line of credit (“Standby Line”) for an additional $35.0 million. The transaction closed on July 16, 2012, at which time the Company received $35.0 million for the gold-linked note. The Standby Line of $35.0 million was drawn down on February 1, 2013.

On December 12, 2013, the Company entered into a modification agreement (the “Modification Agreement”) with Sprott whereby the Company agreed to repay the balance of the Standby Line through 18 equal monthly payments starting on June 30, 2015 with the final payment due on November 30, 2016. Previously, the Standby Line had been due in full on January 1, 2015. The Company repaid $5.0 million of the Standby Line in December 2013, $10.0 million in June 2014 and the remaining $20.0 million on December 31, 2014.

The gold-linked note was repaid through monthly cash payments, which started on January 31, 2013 and ended with the final payment being made on May 29, 2015. As of that date, the Company has no senior secured debt outstanding.

OUTSTANDING SHARE CAPITAL

As at July 29, 2015 there were 436,667,353 common shares issued and outstanding and the following options:

Number of Options Outstanding	Exercise Price Range
12,463,727	$0.37-$0.99
1,917,000	$1.00-$1.99
30,000	$2.00-$2.99
5,532,000	$3.00-$3.99
19,942,727

NON-GAAP MEASURES

The Company has included in this MD&A certain Non-GAAP (Generally Accepted Accounting Principles) performance measures as detailed below. In the gold mining industry, these are common performance measures but do not have any standardized meaning, and are considered Non-GAAP measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use such Non-GAAP measures to evaluate the Company’s performance and ability to generate cash flow. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Cash Operating Costs and Cash Operating Cost Per Ounce

Cash operating costs and cash operating cost per ounce are Non-GAAP measures. In the gold mining industry, cash operating costs and cash operating cost per ounce are common performance measures but do not have any standardized meaning.

Cash operating costs are derived from amounts included in the Consolidated Statements of Comprehensive Income and include mine site operating costs such as mining, processing and administration as well as royalty expenses, but exclude depreciation, depletion and share based payment expenses and reclamation costs. Cash operating cost per ounce is based on ounces sold and is calculated by dividing cash operating costs by commercial gold ounces sold; US$ cash operating cost per ounce sold is derived from the cash operating costs per ounce sold translated using the average Bank of Canada C$/US$ exchange rate for the period.

The Company discloses cash operating costs and cash operating cost per ounce as it believes the measures provide valuable assistance to investors and analysts in evaluating the Company’s operational performance and ability to generate cash flow. The most directly comparable measure prepared in accordance with GAAP is total production costs. Cash operating costs and cash operating cost per ounce of gold sold should not be considered in isolation or as a substitute for measures prepared in accordance with GAAP.

Cash operating costs are reconciled to the amounts included in the Consolidated Statements of Comprehensive Income as follows (all dollar amounts, other than per ounce, in 000’s):

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Production costs ($’000)	$33,789	$32,732	$67,220	$62,405
Less share based payments ($’000)	(93)	(101)	(232)	(196)
Cash operating costs ($’000)	$33,696	$32,631	$66,988	$62,209
Gold sales (ounces)	45,900	53,500	98,500	96,500
Cash operating cost per ounces of gold ($/ounce)	$734	$610	$680	$645
Cash operating cost per ounces of gold (US$/ounce)	$597	$560	$551	$588

Cash Earnings from Mine Operations

Cash earnings from mine operations is a Non-GAAP measure and does not have any standardized meaning. The Company discloses cash earnings from mine operations as it believes this measure provides valuable assistance to investors and analysts in evaluating the Company’s ability to finance its ongoing business and capital activities. The most directly comparable measure prepared in accordance with GAAP is earnings from mine operations. Cash earnings from mine operations represent the earnings from mine operations prior to deducting non-cash expenses, and is calculated by adding depletion, depreciation and share based payments in production costs to earnings from mine operations.

Cash earnings from mine operations for the three and six months ended June 30, 2015 and 2014 are shown below (in 000’s):

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Revenue	$67,442	$75,091	$146,566	$136,550
Cash operating costs	(33,696)	(32,631)	(66,988)	(62,209)
Cash earnings from mine operations	$33,746	$42,460	$79,578	$74,341

All-In Sustaining Costs and All-In Sustaining Cost Per Ounce

All-in sustaining costs and all-in sustaining cost per ounce are Non-GAAP measures. These measures are intended to assist readers in evaluating the total costs of producing gold from current operations. While there is no standardized meaning across the industry for this measure, the Company’s definition conforms to the definition of all-in sustaining costs as set out by the World Gold Council in its guidance note dated June 27, 2013. The Company defines all-in sustaining costs as the sum of production costs, sustaining capital (capital required to maintain current operations at existing levels), corporate general and administrative expenses, in-mine exploration expenses and reclamation cost accretion related to current operations. All-in sustaining costs exclude growth capital, reclamation cost accretion not related to current operations, interest expense, debt repayment and taxes. The costs included in the calculation of all-in sustaining costs are divided by commercial gold ounces sold; US$ all-in sustaining costs per ounce sold are translated using the average Bank of Canada C$/US$ exchange rate for the period.

All-in sustaining costs and all-in sustaining cost per ounce are reconciled to the amounts included in the Consolidated Statements of Comprehensive Income as follows (all dollar amounts, other than per ounce, in 000’s):

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Production costs	$33,789	$32,732	$67,220	$62,405
General and administrative	3,798	4,033	7,741	7,686
Rehabilitation - accretion and amortization (operating sites)	7	18	41	36
Mine in-site exploration and evaluation costs	2,422	1,304	4,464	2,290
Mine development expenditures	6,161	5,979	13,794	15,642
Sustaining capital expenditures	3,325	1,640	5,181	3,227
All-in sustaining costs	$49,502	$45,706	$98,441	$91,286
Gold sales (ounces)	45,900	53,500	98,500	96,500
All-in sustaining cost per ounces of gold ($/ounce)	$1,078	$854	$999	$946
All-in sustaining cost per ounces of gold (US$/ounce)	$877	$784	$809	$862

Adjusted Net Earnings

Adjusted net earnings excludes impairment charges, other income/losses (which includes gain/losses and other costs incurred for acquisition and disposal of mining interests, unrealized and non—cash realized gain/losses on financial instruments) as well as significant non-cash non-recurring items. The Company also excludes the net (earnings) losses from the Company’s investments in associates as well as write down/off of investments in associates. The Company excludes these items from net earnings (losses) to provide a measure which allows the Company and investors to evaluate the operating results of the core operations of the Company and its ability to generate operating cash flows to fund working capital requirements, future capital expenditures and service outstanding debt.

Adjusted net earnings are reconciled to the amounts included in the Consolidated Statements of Comprehensive Income as follows (all dollar amounts, other than per share, in 000’s):

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Net earnings	$1,714	$12,907	$13,780	$17,494
Share of loss of investments in associates	—	113	—	382
Other (income) loss	(1,160)	(73)	(2,124)	534
Adjusted net earnings	$554	$12,947	$11,656	$18,410
Weighted average number of shares outstanding (‘000)	436,002	419,019	435,763	417,840
Adjusted net earnings per share	$0.00	$0.03	$0.03	$0.04

ACCOUNTING POLICIES, STANDARDS AND JUDGMENTS

Changes in Accounting Policies

The Company has adopted the following new standard, along with any consequential amendments, effective January 1, 2015. These changes were made in accordance with the applicable transitional provisions.

IFRS 8, Operating Segments

On December 12, 2013 the IASB amended IFRS 8, Operating Segments (“IFRS 8”). The amendments add a disclosure requirement for the aggregation of operating segments and clarify the reconciliation of the total reportable segments’ assets to the entity’s assets. The amendments are effective for annual periods beginning on or after July 1, 2014. The amendments to the standard did not have any impact on the Company’s condensed consolidated interim financial statements.

Accounting Standards Issued but Not yet Effective

IFRS 15, Revenue from Contracts and Customers

IFRS 15, Revenue from Contracts and Customers (“IFRS 15”) was issued by the IASB on May 28, 2014, and will replace IAS 18, Revenue, IAS 11, Construction Contracts, and related interpretations on revenue. IFRS 15 sets out the requirements for recognizing revenue that apply to all contracts with customers, except for contracts that are within the scope of the Standards on leases, insurance contracts and financial instruments. IFRS 15 uses a control based approach to recognize revenue which is a change from the risk and reward approach under the current standard. Companies can elect to use either a full or modified retrospective approach when adopting this standard.

On April 28, 2015, the IASB proposed to defer the mandatory effective date of IFRS 15 by one year to January 1, 2018 (with earlier application still permitted. The Company is currently evaluating the impact of IFRS 15 on its condensed consolidated interim financial statements.

IFRS 9, Financial Instruments

IFRS 9, Financial Instruments (“IFRS 9”) was issued by the IASB on July 24, 2014, and will replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Two measurement categories continue to exist to account for financial liabilities in IFRS 9; fair value through profit or loss (“FVTPL”) and amortized cost. Financial liabilities held-for-trading are measured at FVTPL, and all other financial liabilities are measured at amortized cost unless the fair value option is applied. The treatment of embedded derivatives under the new standard is consistent with IAS 39 and is applied to financial liabilities and non-derivative host contracts not within the scope of this standard.  The effective date for this standard is for annual periods beginning on or after January 1, 2018.  The Company is currently evaluating the impact of IFRS 9 on its consolidated financial statements.

Amendments to IAS 16, Property, Plant and Equipment, and IAS 38, Intangible Assets: Clarification of Acceptable Methods of Depreciation and Amortization

On May 12, 2014, the IASB issued Amendments to IAS 16, Property, Plant and Equipment, and IAS 38, Intangible Assets. In issuing the amendments, the IASB has clarified that the use of revenue-based methods to calculate the depreciation of a tangible asset is not appropriate because revenue generated by an activity that includes the use of a tangible asset generally reflects factors other than the consumption of the economic benefits embodied in the asset. The IASB has also clarified that revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset.  This presumption for an intangible asset, however, can be rebutted in certain limited circumstances.  The amendments are to be applied prospectively for fiscal years beginning on or after January 1, 2016, with early application permitted. The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

IFRS 11, Joint Arrangements

On May 6, 2014 the IASB amended IFRS 11, Joint Arrangements (“IFRS 11”). The amendments add new guidance on how to account for the acquisition of an interest in a joint operation that constitutes a business. The amendments are effective for annual periods beginning on or after January 1, 2016. These amendments will not impact the Company’s consolidated financial statements.

IAS 1, Presentation of Financial Statements

On December 18, 2014 the IASB amended IAS 1, Presentation of Financial Statements (“IAS 1”). The amendments to existing IAS 1 requirements relate to materiality; order of the notes; subtotals; accounting policies; and disaggregation. The amendments are effective for annual periods beginning on or after January 1, 2016. The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

IAS 19, Employee Benefits

On November 13, 2013 the IASB amended IAS 19, Employee Benefits (“IAS 19”). The amendments provide additional guidance to IAS 19 on the accounting for contributions from employees or third parties set out in the formal terms of a defined benefit plan. The amendments are effective for annual periods beginning on or after July 1, 2014. IAS 19 was further amended on July 30, 2014. The amendments to IAS 19 clarify the application of the requirements of IAS 19 on determination of the discount rate to a regional market consisting of multiple countries sharing the same currency. The amendments are effective for annual periods beginning on or after January 1, 2016. The amendments do not impact the Company’s consolidated financial statements.

IAS 38, Intangible Assets

On May 12, 2014 the IASB amended IAS 38, Intangible Assets (“IAS 38”). The amendments clarify that an amortization method based on revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset. However, the amendments provide limited circumstances when a revenue based method can be an appropriate basis for amortization. The amendments are effective for annual periods beginning on or after January 1, 2016. The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

Critical Accounting Judgments and Key Sources of Estimation Uncertainty

In the application of the Company’s accounting policies, which are described in note 3 to the consolidated financial statements for the years ended December 31, 2014 and 2013 (the “Annual Consolidated Financial Statements”), management is required to make judgments, estimates and assumptions about the carrying amount and classification of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revisions affect only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

The following are the critical judgments and areas involving estimates, that management has made in the process of applying the Company’s accounting policies, and that have the most significant effect on the amount recognized in the consolidated financial statements.

Critical Judgments in Applying Accounting Policies

Commercial production - Operating levels intended by management

Prior to reaching operating levels intended by management, costs incurred are capitalized as part of costs of related mining properties and proceeds from sales are offset against costs capitalized. Depletion of capitalized costs for mining properties begins when operating levels intended by management have been reached. Management considers several factors in determining when a mining property has reached the operating levels intended by management.

Determination of functional currency

In accordance with International Accounting Standards (“IAS”) 21, The Effects of Changes in Foreign Exchange Rates, management determined that the functional currency of its Canadian entities is the Canadian dollar.

Key Sources of Estimation Uncertainties

Useful life of plant and equipment

The Company reviews the estimated lives of its plant and equipment at the end of each reporting period. There were no material changes in the lives of plant and equipment for H1/15 and year ended December 31, 2014.

Determination of ore reserves and resources

Reserves and resources are used in the units of production calculation for depreciation, depletion calculations and in the determination of the timing of environmental rehabilitation costs as well as impairment analysis.

There are numerous uncertainties inherent in estimating ore reserves and resources. Assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs, drilling or recovery rates may change the economic status of reserves and resources and may, ultimately, result in the reserves and resources being revised.

Deferred income taxes

Judgment is required in determining whether deferred tax assets are recognized on the statement of financial position. Deferred tax assets, including those arising from unutilized tax losses require management to assess the likelihood that the Company or/and its subsidiaries will generate taxable earnings in future periods, in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company or/and its subsidiaries to realize the net deferred tax assets recorded at the statement of financial position date could be impacted. Additionally, future changes in tax laws in the jurisdictions in which the Company and its subsidiaries operates could limit the ability of the Company to obtain tax deductions in future periods.

Impairment of assets

The carrying amounts of mining properties and plant and equipment are reviewed for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable. If there are indicators of impairment, an exercise is undertaken to determine whether the carrying values are in excess of their recoverable amount. Such a review is undertaken on an asset by asset basis, except where such assets do not generate cash flows independent of other assets, and then the review is undertaken at the cash generating unit level.

The assessment requires the use of estimates and assumptions such as, but not limited to, long-term commodity prices, foreign exchange rates, discount rates, future capital requirements, resource estimates, exploration potential and operating performance as well as the Cash Generating Unit (“CGU”) definition. It is possible that the actual fair value could be significantly different from those assumptions, and changes in these assumptions will affect the recoverable amount of the mining interests. In the absence of any mitigating valuation factors, the Company’s failure to achieve its valuation assumptions or declines in the fair values of its CGU or other assets may, over time, result in impairment charges causing the Company to record material losses.

The Company considers both external and internal sources of information in assessing whether there are any indications that mining interests are impaired. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of mining interests. Internal sources of information the Company considers include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets. In assessing whether there is objective evidence that the Company’s mining interests represented by its investments in associates are impaired, the Company’s management considers observable data including the carrying amounts of the investees’ net assets as compared to their market capitalization.

Environmental rehabilitation

Significant estimates and assumptions are made in determining the environmental rehabilitation costs as there are numerous factors that will affect the ultimate liability payable. These factors include estimates of the extent and costs of rehabilitation activities, technological changes, regulatory changes, cost increases, and changes in discount rates.

Those uncertainties may result in actual expenditures in the future being different from the amounts currently provided. The provision represents management’s best estimate of the present value of the future rehabilitation costs required.

Share based payments

Management assesses the fair value of stock options granted, PSUs and DSUs in accordance with the accounting policy stated in note 3(m) of the Annual Consolidated Financial Statements. The fair value of stock options granted and DSUs is measured using the Black-Scholes option valuation model; the fair value of PSUs is measured using the Monte Carlo simulation valuation model. The fair value of stock options granted, PSUs and DSUs using valuation models is only an estimate of their potential value and requires the use of estimates and assumptions.

OFF BALANCE SHEET ARRANGEMENTS AND TRANSACTIONS WITH RELATED PARTIES

The Company has not entered into any material off balance sheet arrangements or transactions with related parties during the three and six months ended June 30, 2015 and 2014.

RISKS AND CONTROLS

Financial Instruments Risk Exposure

The Company is exposed to financial risks sensitive to changes in commodity prices, foreign exchange and interest rates. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the risk management framework. Currently the Company has not entered into any material options, forward and future contracts to manage its price-related exposures. Similarly, derivative financial instruments are not used to reduce these financial risks.

For a more detailed discussion on the financial instruments risk exposure refer to the MDA for the year ended December 31, 2014. There are no other significant changes on the Company’s risk exposure as it relates to Financial Instruments.

Other Risks and Uncertainties

The most significant risks and uncertainties faced by the Company are: changes in the price of gold; the uncertainty of production estimates, including the ability to extract anticipated tonnes and successfully realize estimated grades; the inherent risk associated with project development and mineral exploration activities; the uncertainty of mineral resources and their development into reserves; uncertainty as to potential project delays from circumstances beyond the Company’s control; and timing of production; as well as title risks and the possible failure to obtain mining licenses.

The success of the Company’s Timmins West Mine, Bell Creek Mine, and its other properties will be primarily dependent on the future price of gold. Metal prices have historically been subject to significant price fluctuation. No assurance may be given that metal prices will remain stable. Significant price fluctuations over short periods of time may be generated by numerous factors beyond the control of the Company, including domestic and international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increases or decreases in production due to improved mining and production methods.

Significant reductions or volatility in metal prices may have an adverse effect on the Company’s business, including the economic attractiveness of the Company’s projects, the Company’s ability to obtain financing and the amount of the Company’s revenue or profit or loss.

For a detailed description of Risks and Uncertainties refer to the Company’s Annual Information Form for the year ended December 31, 2014.

Corporate Governance

The Company’s Board of Directors follows accepted corporate governance guidelines for public companies to ensure transparency and accountability to shareholders.

The Audit Committee of the Company fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited annual financial statements prior to their submission to the Board of Directors for approval. The Audit Committee, comprised of four independent directors, meets with management and the external auditors of the Company on a quarterly basis to review the financial statements, including the MD&A, and to discuss other financial, operating and internal control matters. The Company also has adopted the practice of engaging its external auditors to perform quarterly reviews of its interim financial statements.

Controls and Procedures

The Company’s management, including the Chief Executive Officer (“CEO”) and the Senior Vice-President and Chief Financial Officer (“CFO”), has evaluated the operating effectiveness of the Company’s internal control over financial reporting. Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the CEO and CFO and effected by management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2014. Based on this assessment, management concluded that, as of December 31, 2014, the Company’s internal control over financial reporting was operating effectively. The evaluation was performed using the criteria set forth in the Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). There have been no material changes in the internal controls over financial reporting during the three and six months ended June 30, 2015.

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the CEO and CFO on a timely basis so that appropriate decisions can be made regarding annual and interim financial statement disclosure. An evaluation of the effectiveness of the design and operation of disclosure controls and procedures was conducted as of December 31, 2014, by the Company’s management, including the CEO and CFO. Based on this evaluation, the CEO and CFO have concluded that the Company’s disclosure controls and procedures were effective. There have been no material changes in the design and operations of disclosure controls and procedures during the three and six months ended June 30, 2015.

Quality Control

Lake Shore Gold has a quality control program to ensure best practices in the sampling and analysis of drill core. Normal practice for all programs has been to insert three Quality Control samples including one blank, one certified standard and one reject duplicate at a frequency of every twenty drill core samples submitted. Subsequent to September 2012, all surface exploration drilling programs have modified the frequency of insertion of the three Quality Control samples to one blank, one certified standard and one reject duplicate every forty drill core samples submitted and, as of March 18, 2013, all underground drilling used this same frequency. The blanks and the certified standards are checked to be within acceptable limits prior to being accepted into the GEMS SQL database. Routine assays have been completed using a standard fire assay with a 30-gram aliquot. For samples that return a value greater than ten grams per tonne gold, the remaining pulp is taken and fire assayed with a gravimetric finish. Select samples are tested with the pulp metallic process.

Underground drilling at the Timmins West and Bell Creek mines utilizes four different core sizes including; NQ with a core diameter of 47.6mm; AQTK with a core diameter of 30.5mm; BQTK which has a core diameter of 40.7mm; and BQ which has a core diameter of 36.4mm.  Most underground definition and delineation drilling is done with AQTK, BQTK or BQ with any underground exploration core with NQ. All surface exploration drilling is done with NQ. Sampling of drill core is conducted in standard intervals with most BQTK, BQ and AQTK sized core being whole core sampled and selected core from underground as well as all surface exploration core being saw cut. For core that is saw cut, the remaining half is stored in a secure location.

Gold analysis for drill core from underground drilling has utilized four analytical laboratories.  All drill core from underground drilling is analyzed at either ALS Canada Ltd. (2090 Riverside Drive, Timmins and 2103 Dollarton Hwy, North Vancouver), Activation Laboratories (1752 Riverside Drive, Timmins) or Accurassay Laboratories (150A Jaguar Drive Timmins and 1046 Gorham Street, Thunder Bay, not used since May, 2013) and select drill core, test holes and production samples at Lake Shore Gold Corp.’s Bell Creek Complex mill laboratory. ALS Canada Ltd. is ISO

9001:2008 and ISO 17025 certified and Accurassay conforms to requirements of CAN P—4E ISO/IEC 17025, and CAN—P—1579, not used since May, 2013). Activation Laboratories Ltd. in Timmins is ISO 9001 certified and follows their fully certified main Ancaster, Ontario Lab analytical procedures (working towards ISO 17025 CANP4E in early 2014).  Lake Shore Gold Corp’s Bell Creek mill laboratory is not ISO registered. All gold analysis for recent surface drilling is performed at ALS Canada Ltd. and Activation Laboratories.

Qualified Persons

Scientific and technical information contained in this MD&A related to production activities and reserves has been reviewed and approved by Natasha Vaz, P.Eng., Vice-President, Technical Services, who is an employee of Lake Shore Gold Corp., and a “qualified person” as defined by National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”).

Scientific and technical information related to resources, exploration drilling and all matters involving mine production geology contained in this MD&A or source material, was reviewed and approved by Eric Kallio, P.Geo., Senior Vice-President, Exploration. Mr. Kallio is an employee of Lake Shore Gold Corp., and is a “qualified person” as defined by NI 43-101.

FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical fact, contained or incorporated by reference in this MD&A including, but not limited to, any information as to the future financial or operating performance of Lake Shore Gold Corp., constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbor” under the United States Private Securities Litigation Reform Act of 1995, and are based on expectations, estimates and projections as of the date of this MD&A or, in the case of documents incorporated by reference herein, as of the date of such documents. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the Securities Exchange Commission.

Other than as specifically required by law, the Company does not intend, and does not assume any obligation, to explain any material difference between subsequent actual events and such forward-looking statements, or to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results or otherwise. These forward-looking statements represent management’s best judgment based on facts and assumptions that management considers reasonable, including that: there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; permitting, development, operations, expansion and acquisitions at the Timmins West Complex continue on a basis consistent with the Company’s current expectations; permitting, development and operations at the Bell Creek Complex continue on a basis consistent with the Company’s current expectations; the exchange rate between the Canadian dollar and the U.S. dollar stays approximately consistent with current levels; price assumptions for gold hold true; prices for fuel, electricity and other key supplies remains consistent with current levels;  production and cost of sales forecasts meet expectations; the accuracy of the Company’s current mineral reserve and mineral resource estimates hold true;

and labour and materials costs increase on a basis consistent with the Company’s current expectations. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions.

Forward-looking statements include, but are not limited to, possible events, statements with respect to possible events, statements with respect to the future price of gold and other metals, the estimation of mineral resources and reserves, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration and development activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of exploration and mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, completion of acquisitions and their potential impact on the Company and its operations, limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  As well as those factors discussed in the section entitled “Risks and Uncertainties” in this MD&A and in the section entitled “Risk Factors” in the Company’s most recently filed AIF, known and unknown risks which could cause actual results to differ materially from projections in forward-looking statements include, among others: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada or other countries in which the Company may carry on business in the future; business opportunities that may be presented to, or pursued by, the Company; the Company’s ability to integrate acquisitions successfully; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks).

Although the Company has attempted to identify important factors (which it believes are reasonable) that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

ADDITIONAL INFORMATION

Additional information relating to the Company is provided in the Company’s audited consolidated financial statements for the year ended December 31, 2014, its Annual Information Form for the year ended December 31, 2014, and its most recently filed Information Circular. These and other documents relating to the Company are available on SEDAR at www.sedar.com.